Exhibit 99.B(h)(xxx)

EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 24th day of June, 2015, by and between WHV Investments, Inc. (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of each of the series of the Trust set forth on Schedule A to this Agreement (each a “Fund,” and collectively, the “Funds”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of each Fund’s operating expenses to ensure that such Fund’s total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses” (as defined in Form N-1A), dividend and interest expense on short sales of securities, interest, extraordinary items, and brokerage commissions, do not exceed the levels described below;

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that from the effective date as set forth on Schedule A until the termination date as set forth on Schedule A with respect to a Fund, it will reduce its compensation and/or reimburse certain expenses for such a Fund, to the extent necessary to ensure that such Fund’s total operating expenses, excluding taxes, any class-specific expenses (such as distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses,” dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions, do not exceed the contractual limits on Fund Operating Expenses set forth on Schedule A.

Fee Recovery. The Adviser shall be entitled to recover from a Fund, subject to approval by the Board of Trustees of the Trust, amounts waived or reimbursed by the Adviser with respect to a Fund pursuant to this Agreement for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for such Fund, provided that any recovery by the Adviser of amounts previously waived or reimbursed will not result in the Fund’s operating expenses exceeding the limit set forth on Schedule A.

Term. This Agreement shall terminate with respect to a Fund listed on Schedule A, as may be amended from time to time, on the dates listed on Schedule A, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.  The repayment obligations described in Paragraph 2 above shall survive for the period indicated in that Paragraph, provided that any amount repaid to the Adviser following the termination of this Agreement shall not result in a Fund exceeding the contractual limit on Fund Operating Expenses set forth on Schedule A at the time of such termination.

Executed as of the date first set forth above.

WHV Investments, Inc.

By:	/s/ Andrew L. Turner
Name:	Andrew L. Turner
Title:	CEO

FundVantage Trust, on behalf of each Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President

Schedule A

Dated June 24, 2015

To The

Expense Limitation/Reimbursement Agreement

Dated June 24, 2015

Between

FundVantage Trust and WHV Investments, Inc.

Fund	Contractual Limit on Total Operating Expenses*	Effective Date	Termination Date
Rivington Diversified International Equity Fund by WHV	0.99%	Commencement of Operations	August 31, 2018
Rivington Diversified Global Equity Fund by WHV	0.99%	Commencement of Operations	August 31, 2018

*  As a percentage (on an annual basis) of a Fund’s average daily net assets.

This Schedule A to the Expense Limitation/Reimbursement Agreement is hereby executed as of the date first set forth above.

WHV Investments, Inc.

By:	/s/ Andrew L. Turner
Name:	Andrew L. Turner
Title:	CEO

FundVantage Trust, on behalf of each Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President